February 23, 2026

Siddharth Sitaram
Chief Accounting Officer
Doximity, Inc.
300 3rd St; Suite 510
San Francisco, CA 94107

       Re: Doximity, Inc.
           Form 10-K for the Year Ended March 31, 2025
           Form 10-Q for the Period Ended December 31, 2025
           File No. 001-40508
Dear Siddharth Sitaram:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended March 31, 2025
Business, page 3

1. You disclose you had more than 620,000 unique active providers use your clinical workflow tools in the quarter ended March 31, 2025. To enhance comparability for investors, please show us how you intend to revise to define "use" of your clinical workflow tools (for example, clarify the types of activities and useage duration needed for this metric). Please also provide comparable metrics for all periods presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business and Financial Metrics, page 46

2. In your earnings calls for the year ended March 31, 2025 and the six months ended
       September 30, 2025, you make reference to a number of user engagement metrics that are not described or defined in your MD&A. Among the metrics discussed in those earnings calls were:
           Number of quarterly, monthly, weekly and daily active users February 23, 2026
Page 2

           Number of unique newsfeed users
           Number of newsfeed articles read or tapped
           Number of unique active prescribers using workflow tools
           Adoption of AI-driven features
       Since user engagement metrics appear to be an important factor management considers in evaluating the business and allocating resources, please show us how you intend to revise to define, quantify and analyze these metrics as part of your MD&A. Refer to SEC
       Release 33-10751.

3. You disclose that (as of March 31, 2025) your platform has over two million registered members, including more than 80% of U.S. physicians. We note from your disclosures on page 4 that your platform provides most medical professions with a pre-populated professional profile based on publicly and commercially available third-party data.
       Please show us how you intend to revise to clarify if the 80% figure includes only actively practicing physicians who have completed your identity and credential verification process or if some other criteria were used. Please also show us how you intend to revise to clarify how the number of registered members compares to the number of quarterly, monthly, weekly and daily active users of your platform.
Comparison of the Fiscal Years Ended , page 50

4. You indicate that average revenue per existing Marketing Solutions customer increased by 22% during fiscal 2025. In your May 15, 2025 earnings call, your CEO indicated that newsfeed was both your most widely used and most monetized product. Please show us how you intend to revise to provide greater insight to investors about your revenue trends over time by disclosing disaggregated revenues by modules (Newsfeed, Workflow, and
       Peer) for each period presented. It appears you have this information readily available and that management is actively using it to evaluate your business. Refer to Item
       303(b)(2) of Regulation S-K.
Form 10-Q for the Period Ended December 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the three and nine months ended December 31, 2025 and 2024, page
33

5. In your February 5, 2026 earnings call, management spent time discussing some "short-
       term industry-wide policy headwinds" that are impacting client budgets and advertising booking rates for pharmaceutical companies. Management also indicated that higher AI infrastructure investment has impacted the results through the period ended December
       31, 2025 and is expected to continue impacting future periods. Please show us how you intend to revise to address (and quantify where possible) any known material trends, demands, commitments, events or uncertainties that are reasonably likely to result in a material change to your liquidity or results from operations. Please refer to Item 303(c)
       of Regulation S-K.
 February 23, 2026
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology